SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI 17/13 – COPEL Wins 4 Blocks in ANP Auction

Companhia Paranaense de Energia - COPEL, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that, at the 12th Round of Bids of the National Agency of Petroleum, Natural Gas and Biofuel (ANP) held on this date, it won, in association with other companies, the right to explore, develop and produce oil and natural gas in the following blocks:

state	block	Signature Bonus (R$ Thousand)	Minimum Exploration Program (R$ Thousand)	Consortium
PR	PAR-T-300	10,800	60,040	30% COPEL
	PAR-T 308	500	6,004	30% Petra Energia*
	PAR-T 309	680	6,004	10% Tucumann Engenharia
	PAR-T 321	500	6,004	30% Bayar Participações
Total		12,480	78,052
* Operating Company

COPEL has a 30% share of the winning consortium, which also includes Tucumann Engenharia (10%), Bayar Participações (30%) and Petra Energia (30%), the latter being the operating company. The total value of the signature bonus for the four blocks is R$12.5 million and the minimum exploratory program envisages investments of R$78.1 million over the next six years. The blocks are located in the central-south region of Paraná state (Paraná Basin) and have an area of 11,297 km², equivalent to 7% of the total auctioned area.

COPEL’s entry into natural gas production is designed to render its portfolio of thermal power projects feasible and contribute to the social and economic development of the state of Paraná.

Curitiba, November 28, 2013

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, enter into contact with the Investor Relations team

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.